Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 23, 2022

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Soundwatch Hedged Equity ETF and Soundwatch Covered Call ETF

Dear Ms. Bentzinger:
This correspondence is being filed in response to your oral comments provided on August 26, 2022, to the Trust’s Post-Effective Amendment (“PEA”) No. 242 to its registration statement on Form N-1A. PEA No. 242 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 12, 2022, in connection with an upcoming conversion of an existing series, the Soundwatch Hedged Equity Fund, to an ETF to be named the Soundwatch Hedged Equity ETF the “Hedged Equity ETF”), and to add a new series of the Trust, the Soundwatch Covered Call ETF (the “Covered Call ETF” and together with the Hedged Equity ETF, the “Funds”).
For your convenience, your comments have been reproduced in bold typeface immediately followed by the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in PEA No. 242.
General
Comment 1: Please update the ticker symbols on the EDGAR website when available.
Response: The Trust confirms that the ticker symbols will be added to the EDGAR website when available.
Soundwatch Hedged Equity ETF Prospectus
Comment 2. In the fee table, if “Interest Expenses” are the only “Other Expenses,” disclose the amount of such expenses as “Other Expenses”; however, if “Interest Expenses” are but one component of “Other Expenses”, then retain the “Interest Expenses” line item as a sub-part of “Other Expenses” and disclose the amount of interest expense in that line item.
Response: The Trust has revised the fee table to disclose a line item of “Other Expenses” with no sub-parts to reflect that “Interest Expenses” are the only component of “Other Expenses.” Please see the completed fee table in Appendix A.
Comment 3. With respect to the fee table, footnote 1 states that fees are estimated. The Hedged Equity ETF should restate its expense information in accordance with Instruction 3(d)(ii)(A) to Item 3 of Form N-1A, which discusses how expenses should be restated. In addition, add a footnote that the management fee has been restated to reflect the current unitary fee.
Response: The Trust represents such changes have been made. Please see the completed fee table in Appendix A.

Comment 4. To the extent derivatives count toward the Hedged Equity ETF’s 80% policy, please disclose that they will be valued for purposes of the policy on a mark-to-market basis.
Response: The Trust has added the following disclosure:
The Fund’s investments in derivatives that have economic characteristics similar to equity securities will be valued at mark-to-market for purposes of the 80% policy.
Comment 5. Consider adding risk disclosure regarding the Hedged Equity ETF’s investments in large-capitalization companies.
Response: The Trust has added the following risk disclosure:
Large-Capitalization Companies Risk: Large-capitalization stocks can perform differently from other segments of the equity market or the equity market as a whole. Large-capitalization companies may be less flexible in evolving markets or unable to implement change as quickly as small-capitalization companies.
Comment 6. If there will be any portfolio repositioning as a result of changes in the Hedged Equity ETF’s strategies due to the reorganization that will increase portfolio turnover, please add a principal risk on portfolio turnover. If true, please also add risk disclosure that shareholders who purchase shares of the Hedged Equity ETF may experience adverse tax consequences due to the portfolio repositioning. Finally, if there is significant variation in the portfolio turnover, the disclosure in the “Portfolio Turnover” section of the SAI should be updated to ensure the disclosure required by Item 16(e) of Form N-1A is included.
Response: The Trust has confirmed with the Adviser that portfolio turnover is not expected to increase due to the reorganization.
Comment 7: In the “ETF Risk,” disclose that an active trading market for ETF shares might not develop or be maintained.
Response: The Trust has revised the disclosure as follows:
Although Shares are listed for trading on the CBOE BZX Exchange, Inc. (the “Exchange”) and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained ~~Shares will trade with any volume, or at all, on any stock exchange~~.
Comment 8. The last sentence in the “Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk” sub-bullet of the “ETF Risk” states that, “. . . Shares may trade at a material discount to NAV . . .” Please also disclose that the bid-ask spread could widen.
Response: The Trust has revised the sentence to read as follows:
To the extent that (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform such functions, Shares may trade at a material discount to NAV, the bid-ask spread could widen, and Shares could face trading halts and/or delisting.
Comment 9. In the “Shares May Trade at Prices Other Than NAV” sub-bullet of the “ETF Risk,” explain the concept of bid-ask spread. In addition, please add, “and the bid-ask spread could widen” to the end of the last sentence.
Response: The Trust has revised the disclosure as follows:
Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. As a result, investors in the Fund may pay significantly more or receive significantly less for Shares than the Fund’s NAV. In addition, investors may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares

(bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”).
Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant and the bid-ask spread could widen.
Comment 10. Regarding the “Performance” section, because the Hedged Equity ETF’s fiscal year is not a calendar year, please include year-to-date information for the predecessor fund as of the end of the most recent quarter, as required by Item 4(b)(2)(ii) of Form N-1A.
Response: The Trust has included the year-to-date performance for the predecessor fund as of the end of the most recent quarter.
Comment 11. In the “Purchase and Sale of Fund Shares” section, state that the Hedged Equity ETF did not have a sufficient trading history to report trading information and related costs for the most recently completed fiscal year, as required by Instruction 2 to Item 6(c) of Form N-1A.
Response: The Trust has added the following disclosure to the “Purchase and Sale of Fund Shares” section:
Because the Fund initially listed its Shares for trading on the Exchange after the beginning of the most recently completed fiscal year, the Fund does not have a sufficient trading history to report trading information and related costs.
Comment 12. Please add a comma before “covered calls” in the first paragraph of the “Principal Investment Strategies of the Hedged Equity ETF” section. The second paragraph states “as the seller of an index call option…” To clarify, state that it is an “equity index call option” or an “ETF index call option.”
Response: The Trust has made the requested changes.
Soundwatch Covered Call ETF Prospectus
Comment 13. Since the Covered Call ETF has similar derivative investments as the Hedged Equity ETF, should interest expense be included in the fee table? In addition, since the Covered Call ETF invests in other ETFs, please ensure that a line item is added to reflect acquired fund fees and expenses (“AFFE”) if they exceed one basis point.
Response: The Trust has revised the fee table to disclose a line item of “Other Expenses” to reflect the Covered Call ETF’s “Interest Expenses.” In addition, a line item of estimated AFFE has been added to the fee table. Please see the completed fee table in Appendix A.
Comment 14. The heading for the “Principal Risks of Investing in the Fund” section is missing. Please ensure that it is added.
Response: The Trust has added the heading as requested.
Comment 15. Please supplementally identify the broad-based securities index that the Covered Call ETF will utilize.
Response: The Covered Call ETF will utilize the S&P 500 Index.
Comment 16. The discussion of principal investment strategies in the Item 9 section is duplicative of the Item 4 section which, per IM Guidance Update 2014-08 (June 2014), may indicate that a fund has not provided a summary. Please revise and enhance the Item 9 discussion to provide a layered approach.
Response: The Trust has enhanced the Item 9 discussion to provide a layered approach, as requested.

Comment 17. The second paragraph of the “Principal Investment Strategies of the Covered Call ETF” section omits the reference to “U.S. large cap market indices,” which was included in the Item 4 section. Please reconcile. In addition, please clarify that the indices referred to in the last sentence of the second paragraph are U.S. large cap market indices.
Response: The Trust has added the references to “U.S. large cap market indices” in the second paragraph of the “Principal Investment Strategies of the Covered Call ETF” section, as requested.

Comment 18. The “Investment Strategy Risk” was not included in the Item 4 summary section, but it was included in the Item 9 section. Please reconcile.
Response: The Trust has added “Investment Strategy Risk” to the Covered Call ETF’s Item 4 principal risks.
Comment 19. The “Recent Market Events Risk” states that interest rates are at historical lows. Please update to reflect the recent rise in interest rates.
Response: The Trust has revised the disclosure to read as follows:
The U.S. Government and the Federal Reserve, as well as certain foreign governments and central banks, took steps to support financial markets, including by keeping interest rates at historically low levels for an extended period. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve recently concluded its market support activities and began to raise interest rates. Such actions, including additional interest rate hikes, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the Funds invest.
Comment 20. The Management of the Fund section references 12b-1 fees. Please consider removing the reference.
Response: The Trust has retained the reference to 12b-1 fees and has added the language “if applicable” immediately after the reference, which is consistent with the language in the Funds’ investment advisory agreement.
Comment 21. Regarding the unitary fee for each Fund, supplementally explain what other expenses will be shown in the fee table for each Fund. In particular, explain what expenses are being charged to each Fund, if any, and how they will be accounted for on the books of each Fund. If the figure shown will be 0%, then provide an explanation regarding how the Funds came to the conclusion that showing 0% is accurate and in accordance with generally accepted accounting principles (“GAAP”). Cite applicable GAAP principles in the explanation. Please also confirm that expenses are not being charged to a Fund and then waived to 0%.
Response: As disclosed under the heading “Management of the Fund,” each Fund pays the investment adviser a “unitary” management fee, in exchange for which the Funds’ investment adviser is obligated to pay the normal operating expenses of the Funds, subject to certain exceptions. The Trust confirms that all expected fund fees and expenses are reflected in the fee table.
Statement of Additional Information
Comment 22. The fourth paragraph of the “Derivatives” subsection in the “Investment Policies” section states how the Funds might cover or segregate liquid assets with respect to derivatives. Please update in accordance with recently adopted Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”).
Response: The Trust has deleted the fourth paragraph of the “Derivatives” subsection which, in light of Rule 18f-4, is no longer applicable.
Comment 23. Investment Restriction (8) states “[t]he Funds may not invest more than 25% of the market value of its total assets in the securities of companies engaged in any one industry.”

Revise to remove “market value” and use “total assets.” In addition, the phrase “does not apply to investments in other investment companies” should be removed, as the next sentence states that the Funds do “consider the portfolio of underlying investment companies.”
Response: The Trust has revised Investment Restriction (8) as follows:
(8) The Funds may not invest more than 25% of ~~the market value of~~ its total assets in the securities of companies engaged in any one industry. (This restriction does not apply to investments in other investment companies or securities of the U.S. Government, its agencies or instrumentalities; however, the Funds will consider, when possible, the portfolio of underlying investment companies when determining compliance with its concentration policy.)
Comment 24. The fifth paragraph of the “Additional Information about Fundamental Investment Policies” section states, “[a] fund also may issue preferred shares in accordance with the 1940 Act.” Please delete this sentence as a fund cannot issue preferred shares.
Response: The Trust has deleted the sentence.
Comment 25. Please revise the “Investment Policies” section to reflect the requirements of Rule 18f-4.
Response: The Trust has revised the “Investment Policies” section to remove references to asset segregation with respect to the Funds’ investments in derivatives and to make other changes related to the requirements of Rule 18f-4.
Comment 26. The “Non-Fundamental Investment Policy” section states that the Funds will provide shareholders with at least 60 days’ prior notice to change the 80% policy. Please add this 60 days’ prior notice language to the Prospectus.
Response: The Trust has added the 60 days’ prior notice language to the Prospectus.
Comment 27. In the trustee compensation table, please furnish information for the current fiscal year for the Covered Call ETF, estimating future payments that would be made and disclosing in a footnote the period for which the information is furnished, as required by Instruction 2 to Item 17(c) of Form N-1A.
Response: The Trust has revised the trustee compensation table to reflect estimated future payments that would be made, and has added a footnote to disclose the period for which the information is furnished.
Comment 28. “The Funds’ Investment Adviser” section includes a reference to 12b-1 fees. Please remove this reference.
Response: The Trust respectfully declines to remove the reference to 12b-1 fees. The Trust has added the language “if applicable” immediately after the reference, which is consistent with the language in the Funds’ investment advisory agreement.
Comment 29. In the “Portfolio Managers” section, the Predecessor Fund information is not included in the “Other Accounts Managed by the Portfolio Managers” table. Please disclose as required under Item 20(a)(2)(a) of Form N-1A.
Response: The Trust has revised the “Other Accounts Managed by the Portfolio Managers” table to include the Predecessor Fund information.
Comment 30. Please update the information in the “Other Accounts Managed by the Portfolio Managers” table so that it is as of the most recent practicable date.
Response: The Trust has updated the information in the “Other Accounts Managed by the Portfolio Managers” table as requested.
Comment 31. Please update the information in the “Securities Owned in the Predecessor Fund by the Portfolio Managers” table so that it is as of the most recent practicable date.

Response: The Trust has updated the information in the “Securities Owned in the Predecessor Fund by the Portfolio Managers” table as requested.
Comment 32. The information required by Item 25(a) and (b) of Form N-1A, which relates to underwriting commissions and compensation, is missing. Please add such disclosure.
Response: The Trust has added the information required by Item 25(a) and (b) of Form N-1A, as requested.
Comment 33. In the acceptance of orders of creation units, please disclose that notwithstanding the Funds’ ability to reject an order for creation units, the Funds will only do so provided such action does not result in a suspension of sales of creation units in contravention of Rule 6c-11 and the SEC’s position thereunder.
Response: The Funds have added the following disclosure:
Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.
Comment 34. Part C states that a Rule 12b-1 Plan is to be filed as an exhibit. Is this correct?
Response: The Funds have not adopted a Rule 12b-1 Plan and Part C has been revised accordingly.
If you have any questions, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios

Appendix A

Soundwatch Hedged Equity ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees [1]	0.57%
Distribution and Service (Rule 12b-1) Fees	None
Other Expenses [2]	0.06%
Acquired Fund Fees and Expenses [2]	0.04%
Total Annual Fund Operating Expenses [2]	0.67%

1 The management fee of the predecessor fund has been restated to reflect the Fund’s unitary fee.
2 Restated to reflect the Fund’s expected expenses.

Expense Example

One Year	Three Years	Five Years	Ten Years
$68	$214	$373	$835

Soundwatch Covered Call ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.57%
Distribution and Service (Rule 12b-1) Fees	None
Other Expenses [1]	0.06%
Acquired Fund Fees and Expenses [1]	0.04%
Total Annual Fund Operating Expenses	0.67%

1 Estimated for the current fiscal year.

Expense Example

One Year	Three Years
$68	$214
A-1